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SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PepsiAmericas, Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share and associated Preferred Share Purchase Rights
(Title of Class of Securities)
71343P200
(CUSIP Number)
Michael J. Reinarts, Vice President
Starquest Securities, LLC
Suite 3900
60 South Sixth Street
Minneapolis, MN 55402
(612) 661-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 16, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	71343P200	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Starquest Securities, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,716,087

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,716,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,716,087

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	71343P200	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Dakota Holdings, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,716,087

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,716,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,716,087

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	71343P200	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Pohlad Companies

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Minnesota

	7	SOLE VOTING POWER:

NUMBER OF		102

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,716,087

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		102

WITH	10	SHARED DISPOSITIVE POWER:

		11,716,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,716,189

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	71343P200	Page	5	of	9

1	NAMES OF REPORTING PERSONS: Robert C. Pohlad

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		583,717*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,716,189

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		583,717*

WITH	10	SHARED DISPOSITIVE POWER:

11,716,189

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,299,906*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Includes 425,392 shares of common stock purchasable pursuant to the exercise options.

Explanatory Statement
     Starquest Securities, LLC, a Minnesota limited liability company (“Starquest”), Dakota Holdings, LLC, a Minnesota limited liability company (“Dakota”), Pohlad Companies, a Minnesota corporation (“Pohlad Companies”), and Robert C. Pohlad (collectively, the “Reporting Persons”) hereby file this Amendment No. 1 to the Schedule 13D originally filed on January 5, 2006, with respect to their beneficial ownership of shares of common stock, par value $0.01 per share, and associated preferred share purchase rights (collectively, the “Shares”), of PepsiAmericas, Inc. (the “Company” or “PepsiAmericas”), which class of securities is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.
     This amendment is being filed to report additional vesting of restricted stock awards and stock options as of February 16, 2007, as well as the expiration of a warrant to purchase 311,470 shares of the Company’s common stock at $24.79 per share previously held by Dakota. Items 2, 3, 5, and 7 and Appendix I of the Schedule 13D are hereby restated.
Item 2. Identity and Background.
     (a), (b) and (c) This statement is filed on behalf of the Reporting Persons. Starquest’s members are (1) Dakota, (2) the Trust for Carl R. Pohlad Created Under the 2000 Amendment and Restatement of the Revocable Trust of Eloise O. Pohlad dated October 12, 2000, as amended and (3) the Revocable Trust No. 2 of Carl R. Pohlad Created Under Agreement Dated May 28, 1993, as Amended. Dakota holds 100% of the Class A Units of Starquest, and in combination with its Class B Units, holds a total of approximately 51.4% of the equity in Starquest. Class A Units carry the same rights as Class B Units, with the exception that Class A Units carry voting rights in Starquest. Therefore, Dakota possesses 100% of the voting rights and approximately 51.4% of the equity of Starquest. Based on Dakota’s ownership of Starquest, Dakota is the controlling member of Starquest.
     Dakota’s members are (1) Pohlad Companies, (2) Robert C. Pohlad, (3) William M. Pohlad, (4) James O. Pohlad, (5) Beverage Investment, LLC, a Minnesota limited liability company (“Beverage Investment”), (6) James O. Pohlad Trust Share of the 1999 Irrevocable Security Trust No. 1 of Carl R. Pohlad created under Agreement, dated December 20, 1999, (7) Robert C. Pohlad Trust Share of the 1999 Irrevocable Security Trust No. 1 of Carl R. Pohlad created under Agreement, dated December 20, 1999 (the “RCP Trust Share”), and (8) William M. Pohlad Trust Share of the 1999 Irrevocable Security Trust No. 1 of Carl R. Pohlad created under Agreement, dated December 20, 1999. Pohlad Companies owns approximately 73.3% of the Class A Units and approximately 73.3% of the Class B Units of Dakota. Class A Units carry the same rights as Class B Units, with the exception that Class A Units carry voting rights in Dakota. Pohlad Companies therefore possesses approximately 73.3% of the voting rights of Dakota and approximately 73.3% of the equity in Dakota. Based on Pohlad Companies’ ownership of Dakota, Pohlad Companies is the controlling member of Dakota.
     Pohlad Companies’ shareholders are (1) Robert C. Pohlad, (2) William M. Pohlad and (3) James O. Pohlad. Robert C. Pohlad, William M. Pohlad and James O. Pohlad each hold a one-third interest in Pohlad Companies. Robert C. Pohlad, Chairman and Chief Executive Officer of PepsiAmericas, is the President of Pohlad Companies. By virtue of his ownership of Pohlad Companies, Robert C. Pohlad holds an indirect interest of approximately 24.5% in Dakota. Robert C. Pohlad holds a direct interest of approximately 6.3% in Dakota. The RCP Trust Share has a direct interest of approximately 0.284% in Dakota. Beverage Investment holds approximately 7.1% of Dakota. The Revocable Trust of Robert C. Pohlad Created Under Agreement Dated August 9, 1991, As Amended (the “Robert C. Pohlad Trust”) holds approximately 31.5% of Beverage Investment. By virtue of its interest in Beverage Investment, the Robert C. Pohlad Trust holds an indirect interest of approximately 2.2% of Dakota. By virtue of his beneficial interest in the Robert C. Pohlad Trust and the RCP Trust Share, Robert C. Pohlad has an

6

additional indirect interest of approximately 2.484% in Dakota. Together with his direct interest in Dakota, his indirect interest through Pohlad Companies, his indirect interest through the Robert C. Pohlad Trust and his indirect interest through the RCP Trust Share, Robert C. Pohlad holds an approximately 33.284% equity interest in Dakota, directly and indirectly. As noted above, Dakota holds 100% of the voting rights and approximately 51.4% of the equity in Starquest.
     Starquest, Dakota and Pohlad Companies are all principally engaged as holding companies with ownership interests, directly or indirectly, in various operating entities and marketable securities. The principal business address of Starquest, Dakota, Pohlad Companies and Robert C. Pohlad is Suite 3900, 60 South Sixth Street, Minneapolis, Minnesota 55402. The principal business address of the Trust for Carl R. Pohlad Created Under the 2000 Amendment and Restatement of the Revocable Trust of Eloise O. Pohlad dated October 12, 2000, as amended and the Revocable Trust No. 2 of Carl R. Pohlad Created Under Agreement Dated May 28, 1993, as Amended is Suite 3800, 60 South Sixth Street, Minneapolis, Minnesota 55402.
     The name, residence or business address, principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of (1) each executive officer and governor of Starquest, including Robert C. Pohlad, (2) each executive officer and governor of Dakota, including Robert C. Pohlad, and (3) each executive officer and director of Pohlad Companies, including Robert C. Pohlad, is set forth on Appendix I attached hereto and incorporated herein by reference.
     (d) During the last five years, none of the persons set forth in Appendix I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the persons set forth in Appendix I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each person set forth on Appendix I is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     Starquest obtained the Shares pursuant to a contribution agreement by and between Starquest and Dakota dated effective as of January 1, 2006. Pursuant to this agreement, all Shares previously held directly by Dakota became Shares held directly by Starquest. In exchange for the Shares and other consideration, Starquest assumed debts owed by Dakota of approximately $68.1 million and issued 43,736 Class A units and 2,203,340 Class B units of Starquest to Dakota. Starquest’s Class A Units carry the same rights as its Class B Units, with the exception that Class A Units carry voting rights in Starquest.
Item 5. Interest in Securities of the Issuer.
     (a) The responses of each Reporting Person to Items (11) and (13) on the cover pages of this Schedule 13D are incorporated herein by reference. By virtue of its interest in Starquest, Dakota may be deemed to beneficially own the shares held by Starquest. Such shares are included in the beneficial ownership total of Dakota presented above. By virtue of their respective interests in Dakota, Pohlad Companies and Robert C. Pohlad may be deemed to beneficially own the shares held by Dakota. Such shares are included in the beneficial ownership total of Pohlad Companies and Robert C. Pohlad presented above. By virtue of his interest in Pohlad Companies and Dakota, Robert C. Pohlad may be

7

deemed to beneficially own the shares held by Pohlad Companies and Dakota. Such shares are included in the beneficial ownership total of Robert C. Pohlad presented above. See Appendix I attached hereto and incorporated herein by reference for the beneficial ownership of each executive officer and governor of Starquest, each executive officer and governor of Dakota and each executive officer and director of Pohlad Companies.
     (b) The responses of each Reporting Person to Items (7) through (10) on the cover pages of this Schedule 13D are incorporated herein by reference. By virtue of its interest in Starquest, Dakota may be deemed to beneficially own the shares held by Starquest. Such shares are included in the beneficial ownership total of Dakota presented above. By virtue of their respective interests in Dakota, Pohlad Companies and Robert C. Pohlad may be deemed to beneficially own the shares held by Dakota. Such shares are included in the beneficial ownership total of Pohlad Companies and Robert C. Pohlad presented above. By virtue of his interest in Pohlad Companies and Dakota, Robert C. Pohlad may be deemed to beneficially own the shares held by Pohlad Companies and Dakota. Such shares are included in the beneficial ownership total of Robert C. Pohlad presented above. See Appendix I attached hereto and incorporated herein by reference for the beneficial ownership of each executive officer and governor of Starquest, each executive officer and governor of Dakota and each executive officer and director of Pohlad Companies.
     (c) None.
     (d) None.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit A	Amended and Restated Shareholder Agreement, by and among PepsiAmericas, Inc., Pohlad Companies and Robert C. Pohlad, dated September 6, 2005.*

Exhibit B	Agreement to File Joint Statement on Schedule 13D, dated January 5, 2006.*

*	Previously Filed.

8

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Starquest Securities, LLC
Dated: February 27, 2007	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Dated: February 27, 2007	Dakota Holdings, LLC
	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Dated: February 27, 2007	Pohlad Companies
	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Dated: February 27, 2007
/s/ Robert C. Pohlad
Robert C. Pohlad

9

APPENDIX I
STARQUEST SECURITIES, LLC
     The principal business address of each governor and executive officer of Starquest set forth below is Suite 3900, 60 South Sixth Street, Minneapolis, MN 55402. The principal occupation and beneficial ownership of shares of PepsiAmericas, Inc. common stock for each governor and executive officer of Starquest is set forth below.
GOVERNORS

		Shares
		Beneficially
Name	Principal Occupation	Owned		Percentage
Robert C. Pohlad	Vice President of Starquest and	(1)		(2)
	Chairman and Chief Executive Officer of
	PepsiAmericas, Inc.

James O. Pohlad	President and Chief Manager of Starquest	11,092	(3)	*

William M. Pohlad	Vice President of Starquest	11,092	(3)	*

Donald E. Benson	Executive Vice President of Starquest	0		—

Raymond W. Zehr, Jr.	Executive Vice President of Starquest	0		—
EXECUTIVE OFFICERS

		Shares
		Beneficially
Name	Principal Occupation	Owned		Percentage
Robert C. Pohlad	Vice President of Starquest and	(1)		(2)
	Chairman and Chief Executive Officer of
	PepsiAmericas, Inc.

James O. Pohlad	President and Chief Manager of Starquest	11,092	(3)	*

William M. Pohlad	Vice President of Starquest	11,092	(3)	*

Donald E. Benson	Executive Vice President of Starquest	0		—

Raymond W. Zehr, Jr.	Executive Vice President of Starquest	834	(4)	*

Michael J. Reinarts	Vice President, Chief Financial	0		—
	Officer, Treasurer and Secretary of
	Starquest

*	Represents less than one percent.

(1)	The response of Mr. Pohlad to Item (11) on his cover page of this Schedule 13D is incorporated herein by reference.

(2)	The response of Mr. Pohlad to Item (13) on his cover page of this Schedule 13D is incorporated herein by reference.

(3)	Represents shares of common stock purchasable pursuant to the exercise of options.

(4)	Includes 556 shares of common stock purchasable pursuant to the exercise of options.

I-1

DAKOTA HOLDINGS, LLC
     The principal business address of each governor and executive officer of Dakota set forth below is Suite 3900, 60 South Sixth Street, Minneapolis, MN 55402. The principal occupation and beneficial ownership of shares of PepsiAmericas, Inc. common stock for each governor and executive officer of Dakota is set forth below.
GOVERNORS

		Shares
		Beneficially
Name	Principal Occupation	Owned		Percentage
Robert C. Pohlad	President and Chief Manager of	(1)		(2)
	Dakota and Chairman and Chief
	Executive Officer of
	PepsiAmericas, Inc.

James O. Pohlad	Vice President of Dakota	11,092	(3)	*

William M. Pohlad	Vice President of Dakota	11,092	(3)	*
EXECUTIVE OFFICERS

		Shares
		Beneficially
Name	Principal Occupation	Owned		Percentage
Robert C. Pohlad	President and Chief Manager	(1)		(2)
	of Dakota and Chairman and
	Chief Executive Officer of
	PepsiAmericas, Inc.

James O. Pohlad	Vice President of Dakota	11,092	(3)	*

William M. Pohlad	Vice President of Dakota	11,092	(3)	*

Raymond W. Zehr, Jr.	Vice President of Dakota	834	(4)	*

Michael J. Reinarts	Vice President, Treasurer	0		—
	and Secretary of Dakota

*	Represents less than one percent.

(1)	The response of Mr. Pohlad to Item (11) on his cover page of this Schedule 13D is incorporated herein by reference.

(2)	The response of Mr. Pohlad to Item (13) on his cover page of this Schedule 13D is incorporated herein by reference.

(3)	Represents shares of common stock purchasable pursuant to the exercise of options.

(4)	Includes 556 shares of common stock purchasable pursuant to the exercise of options.

I-2

POHLAD COMPANIES
     The principal business address of each director and executive officer of Pohlad Companies set forth below is Suite 3900, 60 South Sixth Street, Minneapolis, MN 55402. The principal occupation and beneficial ownership of shares of PepsiAmericas, Inc. common stock for each director and executive officer of Pohlad Companies is set forth below.
DIRECTORS

		Shares
		Beneficially
Name	Principal Occupation	Owned		Percentage
Robert C. Pohlad	President of Pohlad Companies and Chairman	(1)		(2)
	and Chief Executive Officer of
	PepsiAmericas, Inc.

James O. Pohlad	Executive Vice President of Pohlad Companies	11,092	(3)	*

William M. Pohlad	Executive Vice President of Pohlad Companies	11,092	(3)	*
EXECUTIVE OFFICERS

		Shares
		Beneficially
Name	Principal Occupation	Owned		Percentage
Robert C. Pohlad	President of Pohlad Companies and Chairman	(1)		(2)
	and Chief Executive Officer of
	PepsiAmericas, Inc.

James O. Pohlad	Executive Vice President of Pohlad Companies	11,092	(3)	*

William M. Pohlad	Executive Vice President of Pohlad Companies	11,092	(3)	*

Raymond W. Zehr, Jr.	Executive Vice President and Treasurer of	834	(4)	*
	Pohlad Companies

Carl R. Pohlad	Vice President of Pohlad Companies	0		—

Michael J. Reinarts	Vice President and Secretary of Pohlad	0		—
	Companies

*	Represents less than one percent.

(1)	The response of Mr. Pohlad to Item (11) on his cover page of this Schedule 13D is incorporated herein by reference.

(2)	The response of Mr. Pohlad to Item (13) on his cover page of this Schedule 13D is incorporated herein by reference.

(3)	Represents shares of common stock purchasable pursuant to the exercise of options.

(4)	Includes 556 shares of common stock purchasable pursuant to the exercise of options.

I-3